UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 68346 / December 4, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-15076

In the Matter of

                                      :

CHINA VOICE HOLDING CORP.,   :
CHINA YONGXIN PHARMACEUTICALS, INC., :
CREATIVE TECHNOLOGIES HOLDINGS, INC.,   :   ORDER MAKING FINDINGS
CRESTEK, INC.,   :   AND REVOKING
CRYS*TEL TELECOMMUNICATIONS.COM, INC.   :   REGISTRATIONS BY
  (n/k/a FLEET MANAGEMENT SOLUTIONS, INC.), :   DEFAULT AS TO THREE
CSI COMPUTER SPECIALISTS, INC., and   :   RESPONDENTS
CST ENTERTAINMENT, INC. (n/k/a LEGACY   :
  HOLDING, INC.)   :

The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on October 24, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that China Yongxin Pharmaceuticals, Inc. (China Yongxin), Creative Technologies Holdings, Inc. (Creative Technologies), and Crys*Tel Telecommunications.com, Inc. (Crys*Tel), (collectively, Respondents) have repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.[1]

The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP by October 27, 2012. See 17 C.F.R. § 201.141(a)(2)(ii). Answers were due ten days after service of the OIP on them. OIP at 4; 17 C.F.R. §§ 201.160, .220(b). On November 13, 2012, Respondents were ordered to show cause, by November 23, 2012, why the registrations of their securities should not be revoked by default. A telephonic prehearing conference was held on November 30, 2012.

Respondents are in default for failing to file Answers, appear at the prehearing conference, or otherwise defend the proceeding. 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

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[1] This proceeding is still ongoing as to China Voice Holding Corp., Crestek, Inc., and CST Entertainment, Inc. (n/k/a Legacy Holding, Inc.). This proceeding has ended as to Respondent CSI Computer Specialists, Inc. See China Voice Holding Corp., Exchange Act Release No. 68333 (Dec. 3, 2012).

Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

China Yongxin (CIK No. 1087848) is a void Delaware corporation located in City of Industry, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). China Yongxin is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of over $168,000 for the prior three months. As of October 15, 2012, the company's stock (symbol "CYXN") was quoted on OTC Link, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Creative Technologies (CIK No. 1096652) is a permanently revoked Nevada corporation located in Van Nuys, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Creative Technologies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2002, which reported a net loss of over $82,000 for the prior three months. As of October 15, 2012, the company's stock (symbol "CRTV") was quoted on OTC Link, had five market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Crys*Tel (CIK No. 1084813) is a Florida corporation located in La Jolla, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Crys*Tel is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB/A registration statement on January 19, 2001, which reported a net loss of over $288,000 for the year ended June 30, 1999. As of October 15, 2012, the company's stock (symbol "FLMG") was quoted on OTC Link, had eight market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of China Yongxin Pharmaceuticals, Inc., Creative Technologies Holdings, Inc., and Crys*Tel Telecommunications.com, Inc. (n/k/a Fleet Management Solutions, Inc.), is hereby REVOKED.

_____
Cameron Elliot
Administrative Law Judge